Exhibit 21

ENTERPRISE DIVERSIFIED, INC. AND SUBSIDIARIES

LISTING OF SIGNIFICANT SUBSIDIARIES

	State of Incorporation	Percentage Owned by Registrant
Willow Oak Asset Management, LLC	Delaware	100%
Willow Oak Capital Management, LLC	Delaware	100%
Bonhoeffer Capital Management, LLC	New York	100%
Mt Melrose, LLC	Delaware	100%
HVAC Value Fund, LLC	Arizona	100%
Sitestar.net, Inc.	Virginia	100%
EDI Real Estate, LLC	Virginia	100%